# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZenaTech, Inc., CIK 0001997403
CUSIP: 00098936T
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 777 HORNBY STREET, SUITE 600, VANCOUVER, British Columbia Canada (A1), V6Z 1S4
Date of event which requires filing of this statement: 09/30/2024
Filed by CIK 1671957
Persons authorized to receive notices and communications: Dr. Shaun Passley, 777 Hornby Street, Suite 600, Vancouver, British Columbia Canada (A1), V6Z 1S4, (647) 249-1622

## Reporting persons
- Dr. Shaun Passley (CIK 0001671957): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,136,459; shared voting power 11,587,093; sole dispositive power 5,136,459; shared dispositive power 11,587,093; aggregate amount beneficially owned 11,587,093 (48% of the class)
  Comment: Aggregate Amount Owned Represents (i) 5,867,301 common shares held by Epazz, Inc. ("Epazz"), (ii) 5,136,459 common shares held by Dr. Passley and (iii) 583,333 common shares held by Ameritek Ventures Inc. ("Ameritek").
  
  Dr. Passley is the sole director and officer of Epazz, and is its principal shareholder with 95% voting control of Epazz.. Dr. Passley is a director, officer, and principal shareholder of Ameritek of which Epazz, is the principal shareholder with 95% voting control of Ameritek. Accordingly, Dr. Passley controls the voting rights attached to the shares of the Issuer owned by Epazz and Ameritek.
- Epazz Inc (CIK 0001335239): type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 0; shared voting power 5,867,301; sole dispositive power 0; shared dispositive power 5,867,301; aggregate amount beneficially owned 5,867,301 (24% of the class)
- Ameritek Ventures, Inc. (CIK 0001530185): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 583,333; sole dispositive power 0; shared dispositive power 583,333; aggregate amount beneficially owned 583,333 (2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ZenaTech, Inc.
Address of issuer's principal executive offices: 777 HORNBY STREET, SUITE 600, VANCOUVER, British Columbia Canada (A1), V6Z 1S4
Comment: This Schedule 13D relates to the common shares of ZenaTech Inc., a British Columbia, Canada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite 600, 777 Hornby Street, Vancouver, British Columbia V6Z 1S4 Canada.

## Item 2. Identity and Background
Name of person filing: Shaun Passley
Residence or business address:
777 Hornby Street, Suite 600
Vancouver, British Columbia
Canada V6Z 1S4
Present principal occupation or employment:
(a) This statement on Schedule 13D is filed on behalf of Epazz, Inc. (Epazz), Ameritek Ventures, Inc. (Ameritek) and Dr. Shaun Passley (collectively the Reporting Persons) pursuant to the listing of the Issuer's common shares on the Nasdaq Capital Market. Dr. Passley is the sole director and officer of Epazz, and is its principal shareholder with 95% voting control of Epazz. Dr. Passley is also the sole director, officer, and principal shareholder of Ameritek, as Epazz is the principal shareholder with 95% voting control of Ameritek.
(b) Epazz is organized under the laws of the State of Wyoming and its business address is 55 E. Jackson Blvd. Chicago, IL 60604. Epazz is in the business of developing technology. Dr. Passley is a USA citizen and is the sole director and officer of Epazz.
Ameritek is organized under the laws of the State of Nevada and its business address is 325 N Milwaukee Ave. Wheeling, IL 60090. Ameritek is in the business of technology solutions. Dr. Passley is the sole director and officer of Ameritek.
Dr. Passley's principal occupation is the CEO of the Issuer.
(c) See (a) above.
Criminal convictions in the last five years:
(d) During the past five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) See (b) above.
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: U.S.A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Epazz is the former parent company of the Issuer. In 2018, Epazz determined that shareholders would best benefit if the Issuer was spun off as its own company. The Issuer was spun off from Epazz in November 2018 and (i) Epazz received 4,967,300 common shares of the Issuer and (ii) Dr. Passley received 4,836,460 common shares of the Issuer, as a result of the spin off transaction.
In January 2022, the Issuer acquired certain technology from Ameritek in exchange for 583,333 common shares of the Issuer at a price of $1.44 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons purchased the Issuer's common stock for investment purposes. None of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D, except that Epazz and Ameritek have entered into agreements with the Issuer for the purchase of certain assets from them by the Issuer in consideration for securities of the Issuer, subject to shareholder and regulatory approvals as may be required.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Epazz beneficially owns an aggregate of 5,867,301 common shares of the Issuer, or approximately 24% of the Issuer's outstanding common shares. Ameritek beneficially owns an aggregate of 583,333 common shares of the Issuer, or approximately 2% of the Issuer's outstanding common shares. Dr. Passley beneficially owns an aggregate of 5,136,459 common shares of the Issuer, or approximately 22% of the Issuer's outstanding common shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Dr. Passley is the sole director and officer of Epazz, and is its principal shareholder with 95% voting control of Epazz. Dr. Passley is a director, officer, and principal shareholder of Ameritek of which Epazz, is the principal shareholder with 95% voting control of Ameritek. Accordingly, Dr. Passley controls the voting rights attached to the shares of the Issuer owned by Epazz and Ameritek.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any other transactions in the Issuer's common shares within the past 60 days, except that Dr. Passley sold 45,447 common shares on or about January 3, 2025 pursuant to Rule 144.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Joint Filing Agreement.

## Signatures
- Dr. Shaun Passley: Shaun Passley, Individual (01/20/2025)
- Epazz Inc: Shaun Passley, Director (01/20/2025)
- Ameritek Ventures, Inc.: Shaun Passley, Director (01/20/2025)